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                                                                      Exhibit 11

             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS



     The Conversion was effective March 29, 1996. Accordingly, earnings per share data for the year ended September 30, 1996 is comprised of the earnings for the post-Conversion period. The weighted average number of shares outstanding includes all shares issued and outstanding of 1,840,000 less 144,552 shares purchased by the ESOP at the time of the Conversion plus the pro-rata portion of shares committed to be released through September 30, 1996.



Net income for the period from March 29, 1996 to September 30, 1996   $  419,827

Weighted average number of shares outstanding                         $1,695,448

Earnings per share                                                    $     0.25